1. Name and Address of Reporting Person
   MEULEMAN, ROBERT J.
   501 SEVENTH STREET
   P.O. BOX 1537
   ROCKFORD, IL 61110-0037
2. Issuer Name and Ticker or Trading Symbol
   AMCORE FINANCIAL, INC. (AMFI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/31/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               61772          D
Common Stock                    01/31/2003            S         -5553       D   $21.5201   16999          I           By spouse
Common Stock                                                                               231.335        I           As trustee
Common Stock                                                                               444.378        I           Spouse as
                                                                                                                      custodian/gra
                                                                                                                      ndchild
Common Stock                                                                               288.126        I           Spouse as
                                                                                                                      cust for
                                                                                                                      grandchild
Common Stock                                                                               576.25         I           Spouse/custod
                                                                                                                      ian
                                                                                                                      grandchild
Common Stock                                                                               13820.544      I           By 401(k)
                                                                                                                      plan
Common Stock                    01/31/2003            S         -0.384      D   $21.7500   4418           I           By 423 ESPP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $12.75                                                    05/09/2005 Common                      19500   D
Option                                                                           Stock
Stock       $13.3334                                                  05/15/2006 Common                      25500   D
Option                                                                           Stock
Stock       $18.5                                                     05/21/2007 Common                      60000   D
Option                                                                           Stock
Stock       $19.2815                                                  05/09/2010 Common                      35000   D
Option                                                                           Stock
Stock       $20.15                                                    05/16/2011 Common                      40000   D
Option                                                                           Stock
Stock       $22.1                                                     05/19/2003 Common                      10284   D
Option                                                                           Stock
Stock       $22.705                                                   01/10/2009 Common                      66408   D
Option                                                                           Stock
Stock       $23.4065                                                  08/13/2009 Common                      35000   D
Option                                                                           Stock
Stock       $24.505                                                   05/15/2009 Common                      54934   D
Option                                                                           Stock
Stock       $25.5                                                     05/20/2008 Common                      18000   D
Option                                                                           Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ ROBERT J. MEULEMAN

DATE
02/03/2003